Exhibit 19.2

Addendum to Insider Trading Policy--Pre-Clearance and Blackout Procedures

To help prevent inadvertent violations of federal securities laws and to avoid even the appearance of trading on inside information, The Hanover Insurance Group, Inc. (the “Company”) has adopted this Addendum to Insider Trading Policy. This Addendum applies to all directors, members of the Company’s Partner Group (“PG Members”) and certain employees of the Company and its subsidiaries who frequently have access to material nonpublic information about the Company and are identified on Exhibit A hereto (collectively, the “Covered Persons”). Exhibit A shall be amended from time to time as deemed necessary, advisable or convenient by the Company’s Chief Legal Officer. Unless otherwise notified by a Trading Clearance Officer (defined below), all persons listed on Exhibit A shall remain Covered Persons for so long as they remain employed by the Company or any of its subsidiaries.

The same restrictions that apply to Covered Persons also apply to their family members who reside with them, anyone else who lives in their household, any family members who do not live in their household but whose transactions in Company securities are directed by the Covered Person or are subject to the Covered Person’s influence or control (such as parents or children who consult with the Covered Person before they trade in Company securities) and any entities controlled by these persons.

This Addendum is in addition to and supplements the Company's Insider Trading Policy.

For purposes of this Addendum, the term “Trading Clearance Officer” shall mean [ ] and such other persons as may be designated from time to time by the Company’s Chief Legal Officer.

Blackout Procedures

Quarterly Blackout Periods. The Company's announcement of its quarterly financial results may have a material effect on the market for the Company's securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, the subset of Covered Persons specifically identified on Exhibit A hereto (“Black-Out Covered Persons”) may not trade in the Company's securities during the period beginning at the close of business on the fourth business day of the third month of the quarter and ending after the first full trading day following the release of the Company's earnings for that quarter.

Event-Specific Blackouts. From time to time, an event may occur that is material to the Company and is known by only a limited number of directors, executives or employees. So long as the event remains material and nonpublic, the persons who are aware of the event, and potentially other persons subject to the pre-clearance procedures described below, may not trade in the Company's securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company's securities during an event-specific blackout, a Trading Clearance Officer may, in his or her discretion, deny such request and determine that it is appropriate to inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of a Trading Clearance Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

Directors and PG Members may also be subject to event-specific blackouts pursuant to the U.S. Securities and Exchange Commission’s (“SEC”) Regulation Blackout Trading Restriction, which prohibits certain sales and other transfers by insiders during certain retirement plan blackout periods.

Even if a blackout period is not in effect, at no time may you trade in Company securities if you are aware of material nonpublic information about the Company.

Exceptions. If the second month of the quarter financial results have not yet been distributed, a Black-Out Covered Person may trade in Company stock with the consent of a Trading Clearance Officer even if the quarterly blackout period has commenced. Permission to trade under such circumstances may be granted only if a Trading Clearance Officer concludes that the individual is not in fact in possession of material nonpublic information as defined in the securities laws and applicable court and SEC interpretations.

Additionally, a Black-Out Covered Person who has an unexpected and urgent need to sell Company stock in order to generate cash may, in appropriate circumstances, be permitted to sell Company stock even during the quarterly blackout period. In such hardship circumstances, the Black-Out Covered Person must make a written request to a Trading Clearance Officer, who has the sole authority to approve such transaction, which such request must be provided at least two business days in advance of the proposed trade. A hardship exception may be granted only if a Trading Clearance Officer concludes that the individual is not in fact in possession of material nonpublic information as defined in the securities laws and applicable court and SEC interpretations. For example, the Trading Clearance Officer may take into account his or her view as to whether the Company's earnings information for the applicable quarter in fact constitutes material nonpublic information. Under no circumstance will a hardship exception be granted where an individual is in fact in possession of material nonpublic information.

“Net Exercise” of Stock Options. The black-out trading restrictions generally apply to the exercise of stock options because such exercises most often occur in connection with a sale of the underlying stock or are made as a part of a cashless exercise of the option through a broker. A Trading Clearance Officer, however, may determine that the black-out trading restrictions do not apply to certain types of option exercises, such as “net exercises,” where there is no market sale of the underlying stock to cover the costs of exercise, pay taxes or otherwise. To execute such a transaction, the Black-Out Covered Person must make a request to a Trading Clearance Officer, who has the sole authority to approve such transaction, which request must be provided at least two business days in advance of the proposed exercise.

Reports of Transactions

Within One Day of Transaction. Each director and executive officer of the Company who is subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934 (“Section 16 Reporter”) shall report any transaction in the Company’s securities immediately, and in any case by the close of business on the day of the transaction. A Form 4 must be filed with the SEC within two (2) business days of the transaction. Any delay in reporting such transaction may result in public disclosure of the delinquency in the proxy statement pursuant to rules established by the SEC and potential civil and criminal penalties. You will be notified by a Trading Clearance Officer if you are a Section 16 Reporter. If you have any questions regarding these requirements, please contact a Trading Clearance Officer.

Pre-Clearance Procedures

The subset of Covered Persons that are specifically identified on Exhibit A hereto shall be subject to the pre-clearance procedures set forth herein (collectively, the “Pre-Clearance Covered Persons”).

Pre-Clearance Covered Persons may not engage in any transaction involving the Company’s securities (including a stock plan transaction, election (or modification to an election) under the employee stock purchase plan or a Company dividend reinvestment plan, an option transaction, gift, loan, pledge, contribution to a trust or any other transfer) without first obtaining pre-clearance of the transaction from a Trading Clearance Officer. A written request (email is preferable) for pre-clearance should be submitted to a Trading Clearance Officer at least two business days in advance of the proposed transaction. Pre-clearance shall not be deemed granted until a Trading Clearance Officer has approved it in writing or via email. The Trading Clearance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. A Trading Clearance Officer himself or herself may not trade in Company securities unless another Trading Clearance Officer (who does not report to such Trading Clearance Officer) or the Company’s Chief Executive or Chief Financial Officer has approved the transaction(s) in accordance with the procedures set forth in this Addendum.

Exception for Approved 10b5-1 Plans

Trades by Covered Persons in the Company's securities that are executed pursuant to a Rule 10b5-1 Trading Plan (as defined in the Company’s Insider Trading Policy) approved by a Trading Clearance Officer and in accordance with the procedures and restrictions set forth in the Company’s Insider Trading Policy under the heading “Exception for Approved Rule 10b5-1 Trading Plans” are not subject to the restrictions set forth above relating to pre-clearance procedures and blackout periods as long as the individual relying on the Rule 10b5-1 Trading Plan has otherwise complied with all applicable requirements.

Post-Termination Transactions

If you are aware of material nonpublic information when you terminate employment or services, you may not trade in the Company's securities, or the securities of other publicly traded companies (as applicable), until that information has become public or is no longer material. In all other respects, the procedures set forth in this Addendum will cease to apply to your transactions in Company securities or the securities of other publicly traded companies (as applicable) upon the expiration of any “blackout period” that is applicable to your transactions at the time of your termination of employment or services.

Company Assistance

Your compliance with this Addendum and the Company's Insider Trading Policy is of the utmost importance both for you and for the Company. If you have any questions about this Addendum, the Insider Trading Policy or their application to any proposed transaction, you may obtain additional guidance from a Trading Clearance Officer. It is your obligation to understand and comply with this policy. Do not try to resolve uncertainties on your own, since the rules relating to insider trading are complex, not always intuitive and carry severe consequences.

Exhibit A

Covered Persons*

Name	Subject to Quarterly Blackout	Subject to Pre-Clearance Procedures	Section 16 Reporter
Directors of the Company	X	X	X
Partner Group	X	X	X**
Direct Reports to Partner Group	X	X
Members of Consolidated Reporting	X	X
Disclosure Committee Members	X	X
Direct Reports to the Controller	X	X
Business Unit CFOs	X	X
Members of the Investor Relations Department	X	X
Members of Corporate Communications	X	X
Members of the Office of the General Counsel		X
Members of the Hanover Investment Department		X
PG Member Administrative Assistants		X
General Auditor and his/her Direct Reports		X
Members of Strategy and Corporate Development Departments		X
Members of Enterprise Risk Management Group		X
Direct Reports to CISO		X

*Includes such other persons who have been notified in writing by a Trading Clearance Officer that they are now subject to quarterly blackout and/or pre-clearance procedures.

**Section 16 obligations only apply to those Partner Group members specifically designated as Section 16 Reporters by the board of directors.

Last Update: November 2024